Mail Stop 0306

April 15, 2005



Via U.S. Mail and Fax

Mr. John J. Millerick
Senior Vice President, Chief Financial Officer and Treasurer
Analogic Corporation
8 Centennial Drive
Peabody, MA 01960

	Re:	Analogic Corporation
		Form 10-K for the fiscal year ended July 31, 2004
Filed February 1, 2005
Form 10-Q for the period ended January 31, 2005
      File No. 000-06715

Dear Mr. Millerick:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Fear Ended July 31, 2004
Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 10
Liquidity and Capital Resources - Page 17
1. We note that accounts receivable increased 3% during fiscal
2004
while revenues decreased 25% year over year. Where material, please expand future filings to discuss the underlying reasons for this or similar inconsistencies between results of operations and movements in working capital.
2. We see that cash provided by operating activities has varied significantly from period to period and that movements have been significantly inconsistent with earnings. In future filings please provide a more detailed analysis of movements in operating cash flows from period to period. That analysis should identify and describe the underlying drivers of operating cash flows and should more fully reflect the guidance from FR-72. Apply in future filings.
3. If and when you cite changes in working capital in explaining movements in operating cash flows you should provide clear explanation about the underling factors leading to those changes in working capital. For instance, with respect to fiscal 2004 versus fiscal 2003, future filings should provide a more complete and transparent explanation about the impact of changes in advance payments on operating cash flows.
Item 9A. Controls and Procedures - Page 23
4. In future filings please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.
Financial Statements
Report of Independent Registered Public Accounting Firm - Page 36
5. In future filings the audit report should refer to the PCAOB by its full name. That is, Public Company Accounting Oversight Board (United States).
Note 1. Restatement - Page 41
6. We see that you restated the financial statements for fiscal
2002,
for fiscal 2003 and for each of the first three quarters of fiscal 2004 "due to the incorrect application of software revenue recognition procedures with respect to certain Camtronic`s transactions." We also see that in October 2003 you restated financial results for fiscal 2001, for fiscal 2002 and for each of the first three quarters of fiscal 2003 to recognize revenue in accordance with SOP 97-2. Is there overlap between these restatements? Were transactions restated in 2003 again restated in
2005? If so, why were those matters not identified in the 2003 restatement and why did your conclusions about those transactions change again? Please respond supplementally.
Note 5. Explosive Assessment Computed Tomography ("EXACT") Systems Agreement - Page 58
7. With respect to the $22 million received from L-3, we note that "[t]he Company has not recorded any revenues, costs or assets related to these ramp-up funds." Supplementally explain the rationale for that accounting. Explain why you believe that treatment is appropriate.
Form 10-Q for the Period Ended January 31, 2005
Management`s Discussion and Analysis
Results of Operations - Page 19
8. We see that engineering gross margin decreased from 53% to 10% between the year-to-date periods presented and that you attribute that decrease to lower margins on customer projects. Future filings should present a more detailed and specific explanation for this item. In general, you should present reasonably detailed and specific explanation for material changes in financial statement items. Such disclosures should identify, quantify and provide transparent explanation for cited changes. Refer to FR-72 for further guidance.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.



					Sincerely,



					Gary Todd
					Reviewing Accountant
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Mr. John J. Millerick
Analogic Corporation
April 15, 2005
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